OFFSEY & ASSOCIATES CPA PC

CERTIFIED PUBLIC ACCOUNTANT

144 LAKE AVENUE

DEER PARK, NEW YORK 11729

June 7, 2024

To the Board of Directors of FYEO Inc
2720 Xavier Street Denver, CO 80212

We have reviewed the accompany Balance Sheet of FYEO Inc as of December 31,2023, 2022 and the related statements of operations, Retained Earnings and Cash Flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our support.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Lawrence Offsey CPA

CC: David Garrity, President & CFO FYEO Inc.

2720 Xavier Street Denver, CO 80212

FYEO, Inc.
Balance Sheet
As of December 31, 2023

($, 000)		Dec 2022		Dec 2023
ASSETS				
Current Assets				
Total Bank Accounts	$	256	$	86
Other Current Assets				
1400 Due to From FYEO		400		400
1501 COINBASE (& other accounts)		64		178
Total Other Current Assets	$	465	$	579
Total Current Assets	$	720	$	665
Fixed Assets				
1600 Patent		10		10
1601 Accumulated Amortization		-10		-10
1602 Servers		9		9
1603 Equipment		0		2
1604 Research & Development		1,515		1,560
1610 Accumulated Depreciation		-9		-9
Total Fixed Assets	$	1,515	$	1,563
TOTAL ASSETS	$	2,235	$	2,228
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Total Credit Cards		17		13
Other Current Liabilities				
2075 AMEX-Line of Credit		0		15
2090 Short Term Loan Payable BTblock Ventures LLC		0		230
Total Other Current Liabilities	$	-	$	245
Total Current Liabilities	$	17	$	258
Long-Term Liabilities				
2110 SBA EIDL Loan		1,069		1,069
Total Long-Term Liabilities	$	1,069	$	1,069
Total Liabilities	$	1,087	$	1,328
Equity				
3201 Retained Earnings		-540		1,160
Net Income		1,689		-260
Total Equity	$	1,149	$	900
TOTAL LIABILITIES AND EQUITY	$	2,235	$	2,228

FYEO, Inc.
Profit and Loss
1st Quarter 2022 - 4th Quarter 2023

($, 000)	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	Full Year 2022	Full Year 2023
Sales	$ 1,517	$ 1,417	$ 1,141	$ 1,163	$ 1,208	$ 285	$ 100	$ 696	$ 5,539	$ 2,288
Cost of Sales	$ 373	$ 835	$ 904	$ 836	$ 1,116	$ 522	$ 269	$ 290	$ 3,288	$ 2,196
Gross Income	$ 1,144	$ 582	$ 237	$ 326	$ 92	$ (237)	$ (169)	$ 405	$ 2,251	$ 92
SG&A	$ 86	$ 199	$ 91	$ 146	$ 77	$ 24	$ 41	$ 126	$ 556	$ 268
Operating Income	$ 1,059	$ 383	$ 146	$ 180	$ 15	$ (261)	$ (210)	$ 279	$ 1,695	$ (177)
Interest Income & Crypto Gain/(Loss)	$ 1	$ 3	$ 4	$ (12)	$ (70)	$ 0	$ 52	$ (95)	$ (3)	$ (112)
Pre-tax Income	$ 1,060	$ 386	$ 150	$ 168	$ (55)	$ (260)	$ (157)	$ 184	$ 1,692	$ (289)